EXHIBIT 99.1

Jan Pieter Oosterveld and Domenico Valerio nominated to Crucell's Supervisory Board

LEIDEN, The Netherlands, May 10, 2004 (PRIMEZONE) -- Dutch vaccine and antibody company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today the nomination of Jan Pieter Oosterveld and Domenico Valerio, Ph.D., to its Supervisory Board. The nominations will be presented at the Annual General Meeting of Shareholders (AGM) on June 3, 2004. The two new members will replace Patrick Van Beneden and Jean Deleage, who will complete their terms having served on Crucell's Supervisory Board since the Company's incorporation. Upon acceptance of the nominations, Mr. Oosterveld's appointment will take effect immediately, while Dr. Valerio's will commence on January 1, 2005.

Mr. Oosterveld (60) retired from Royal Philips Electronics N.V. on April 1, 2004, after an international career of 32 years. He was responsible for Corporate Strategy and Corporate Alliances while also filling the role of Asia Pacific CEO and Chairman of the Board of Directors of LG.Philips LCD. He graduated as a Mechanical Engineer from the Technical University Eindhoven, holds an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona, and completed the Executive Program at the University of Michigan. He was appointed Professor at IESE in 2002.

Dr. Valerio (48) founded IntroGene, which later became Crucell, in 1993 and was the Company's President and CEO until January 2004. Prior to founding IntroGene, Dr. Valerio was head of the Gene Therapy Department at The Netherlands Organization for Applied Scientific Research (TNO), the Netherlands' largest independent research organization. Since 1992 Dr Valerio has been Professor of Gene Therapy at the University of Leiden, where he received his Ph.D.

"As Crucell continues its drive into product development, it is important to seek input and guidance from the highest calibre of expert supervisors," said Ronald Brus, Dr. Valerio's successor as President and CEO of Crucell. "Both Mr. Deleage and Mr. Van Beneden set appropriately high standards over many years, and I have no doubt that the new members will prove themselves equally valuable. Mr. Oosterveld will bring much strategic insight to Crucell, with the electronics and biotech industries sharing many procedures and processes such as technical standards, timelines and intellectual property. Dr. Valerio's knowledge of the industry and unrivalled understanding of the company he created make him an important addition to our supervisory board. We are very pleased that he will maintain his close ties with Crucell as we move forward."

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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CONTACT: Crucell N.V.
         Graham Turner
         Communications Officer
         Tel. +31 (0)71 524 8863
         g.turner@crucell.com